FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

26 September 2016

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED BONDS

On 26 September 2016, HSBC Holdings plc issued three fixed rate Samurai bonds in Japan comprising of JPY 58,100,000,000 0.450% Senior Unsecured Bonds due 2021, JPY 59,300,000,000 0.842% Senior Unsecured Bonds due 2023 and JPY 64,400,000,000 1.207% Senior Unsecured Bonds due 2026 (together, the "New Bonds").

Application has been made to list the New Bonds on the Official List of the Irish Stock Exchange and to permit the New Bonds to trade on the Global Exchange Market of the Irish Stock Exchange.

ends/more

Investor enquiries to:
Nick Turnor Head of Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Karen Ng	+44 (0) 20 7991 2452	karenng@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                           Name: Ben J S Mathews

                                                                                                        Title: Group Company Secretary

                                                                                            Date: 26 September 2016